UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35612 / May 28, 2025

In the Matter of
ALIGN ALTERNATIVE ACCESS FUND
SOVEREIGN FINANCIAL GROUP, INC.
35 West Broad Street, Suite 100
Stamford, Connecticut 06902

(812-15709)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT
AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT

Align Alternative Access Fund and Sovereign Financial Group, Inc. filed an application on
February 26, 2025, and an amendment on March 21, 2025, requesting an order under section
6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections
18(a)(2), 18(c) and 18(i) of the Act and pursuant to section 17(d) of the Act and rule 17d-1
under the Act. The order permits certain registered closed-end investment companies to issue
multiple classes of shares of beneficial interest with varying sales loads and to impose asset-
based distribution and/or service fees.

On April 29, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35562). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the investment company's proposed institution of asset-based distribution
and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will
not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Align Alternative Access Fund, et al. (File No. 812-15709),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.